

August 2, 2012

Via E-mail
Samuel Wolfe
Chief Executive Officer, President and Director
Unique Underwriters, Inc.
5650 Colleyville Blvd.
Colleyville, Texas 76034

> **Re:**   **Unique Underwriters, Inc.**
> **Amendment No. 11 to Registration Statement on Form S-1**
> **Filed July 20, 2012**
> **File No. 333-172850**

Dear Mr. Wolfe:

We have reviewed your amended registration statement and your correspondence filed on July 20, 2012 and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by further amending your registration statement or providing the requested information, as applicable. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the next amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

"The Company is currently contracted with a Competitor to Utilize the Competitor's Designated Carrier Network . . .," page 11

1. We note your response to our prior comment 4. You state that you have one direct carrier relationship but that all of your carrier relationships are derived from your relationship with Educator Group Plans d/b/a Equita Mortgage Group. Please reconcile this discrepancy.

Selling Security Holders

Description of Oral Agreements, page 17

2. We note your response to our prior comment 7. The services described in footnote (6) for Mr. Potter all appear to relate to your initial incorporation and formation. Please describe with specificity the services rendered by Mr. Potter since your incorporation that led you to award him an additional 200,000 shares on June 5, 2012.

The Business

Business Model, page 24

3. We note your response to our prior comment 8. You state that "(a)ll applications of carriers that we directly contract with . . . are submitted to Equita prior to being submitted to the insurance carriers for approval." Please review this statement for clarity, since it would seem that a direct relationship with a carrier would allow such applications to be submitted to it without an intermediary step. If you intend to state that applications intended for those carriers whose products you access through your Equita agency agreement must be submitted to Equita first, please amend your disclosure accordingly.

Memberships, page 26

4. Please distinguish which membership levels are eligible to participate in your specific programs, other than your National Conference Call. Please also disclose whether you receive any additional revenues from any of these programs other than membership fees.

Note 1 Summary of Significant Accounting Policies

Revenue Recognition, pages 35 and 49

5. Please revise your revenue recognition policy where applicable to the following:

    •   Please disclose why you do not recognize revenue over the 90 day period of the Area Lead Request Deposit. In your response, please tell us the applicable accounting guidance that supports your accounting policy;

    •   You disclose that the Area Lead Request Deposit is fully refundable after 30 days of notice. Revise your disclosures to clarify if the deposit is refundable in full for the event weekly leads that have already been sent to agents or is the amount of the deposit refundable pro-rated for leads already sent to agents; and

    •   You disclose that your membership plans are for monthly periods. You also disclose that you recognize revenues for your various membership plans as income the day the deposited membership fees clear your corporate account. Please revise your disclosures to clarify the length of time the $500 deposit pertains to for the weekly mailings Please also clarify when you recognize revenue under your various membership plans and cite for us the applicable accounting guidance that supports your revenue recognition policy.

Exhibit 5.2

6. Please file a revised legal opinion that does not contain the assumption that "no changes in the facts certified in the Fact Certificate have occurred or will occur after the date of the Fact Certificate." This appears to be an inappropriate assumption. See Section II.B.3.a of Staff Legal Bulletin 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director

cc: Bainbridge DeWeese
        DeWeese & Associates
        5844 Bedrock Drive
        Plano, Texas 75093

        Donald Mitchell Brown, Esq.
        McMullen Associates LLC
        10701 McMullen Creek Pkwy
        Charlotte, NC 28226